                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                      ----------------------------------

                                  FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1993

                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from             to
                                -----------    ------------

Commission file number    0-12640


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      KAYDON CORPORATION EMPLOYEE STOCK
                          OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              KAYDON CORPORATION
                         ARBOR SHORELINE OFFICE PARK
                             19345 U.S. 19 NORTH
                            CLEARWATER, FL  34624

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:

                                                                          Page
                                                                          ----
Report of Independent Public Accountants                                   A

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1993                                                        1

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1992                                                        2

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1993                                     3

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1992                                     4

Notes to Financial Statements                                             5-7

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1993                                         8

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1993                                     9

Consent of Independent Public Accountants                                 10

NOTE: In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Kaydon Corporation Employee Stock
                                       Ownership and Thrift Plan

Date:  June 16, 1994

                                       By:  The Plan Administrative Committee





                                       By:        Lawrence J. Cawley
                                          ----------------------------------
                                       Lawrence J. Cawley
                                       Chairman and Chief Executive Officer
                                       Plan Administrative Committee Chairman

                            ARTHUR ANDERSEN & CO.



                   Report of Independent Public Accountants


To the Administrative Committee of
the Kaydon Corporation Employee
Stock Ownership and Thrift Plan:

We have audited the accompanying statements of net assets available for plan benefits of the KAYDON CORPORATION EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              /s/ Arthur Andersen & Co.


Grand Rapids, Michigan,
  May 6, 1994


                                      -A-

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           AS OF DECEMBER 31, 1993




                                                                                        Intermediate
                                                       Small       Income                Government      Prime
                                         Common       Capital      Equity       Bond     Obligations  Obligations
                                       Stock Fund      Fund         Fund        Fund        Fund         Fund         Total
                                       ----------   ----------   ----------   --------    ---------   -----------  -----------
ASSETS:
  Cash                                 $   28,412   $    -       $    -       $  -        $  -        $    -       $    28,412
                                       ----------   ----------   ----------   --------    --------    ----------   -----------
  Investments, at current value:
    Mutual funds                            -        1,526,215    2,083,679    785,875     996,941     1,336,149     6,728,859
    Kaydon Corporation common stock     8,416,152        -            -          -           -             -         8,416,152
                                       ----------   ----------   ----------   --------    --------    ----------   -----------
          Total Investments             8,416,152    1,526,215    2,083,679    785,875     996,941     1,336,149    15,145,011
                                       ----------   ----------   ----------   --------    --------    ----------   -----------
          Total Assets                  8,444,564    1,526,215    2,083,679    785,875     996,941     1,336,149    15,173,423



LIABILITIES:
  Accrued administrative expenses          (4,338)        (520)        (671)      (325)       (298)         (726)       (6,878)
                                       ----------   ----------   ----------   --------    --------    ----------   -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                             $8,440,226   $1,525,695   $2,083,008   $785,550    $996,643    $1,335,423   $15,166,545
                                       ==========   ==========   ==========   ========    ========    ==========   ===========




        The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1992




                                                                                        Intermediate
                                                        Small      Income                Government      Prime
                                         Common        Capital     Equity       Bond     Obligations   Obligations
                                       Stock Fund       Fund        Fund        Fund        Fund          Fund        Total
                                       -----------    --------    ---------   --------    ----------  ------------  ----------
ASSETS:
  Cash                                 $    18,772    $   -       $   -       $   -       $   -       $   51,967   $    70,739
                                       -----------    --------    ---------   --------    --------    ----------   -----------
  Receivable for pending sales             154,586        -           -           -           -            -           154,586
                                       -----------    --------    ---------   --------    --------    ----------   -----------
  Investments, at current value:
    Mutual funds                             -         790,903    1,282,895    620,075     733,137     1,664,831     5,091,841
    Kaydon Corporation common stock     10,469,073        -           -           -           -            -        10,469,073
                                       -----------    --------    ---------   --------    --------    ----------   -----------
          Total Investments             10,469,073     790,903    1,282,895    620,075     733,137     1,664,831    15,560,914
                                       -----------    --------    ---------   --------    --------    ----------   -----------
          Total Assets                  10,642,431     790,903    1,282,895    620,075     733,137     1,716,798    15,786,239



LIABILITIES:
  Payable for pending purchases            (19,376)       -           -           -           -            -           (19,376)
  Accrued administrative expenses          (11,708)     (1,260)      (2,042)      (987)     (1,167)       (1,148)      (18,312)
                                       -----------    --------    ---------   --------    --------    ----------   -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                             $10,611,347    $789,643   $1,280,853   $619,088    $731,970    $1,715,650   $15,748,551
                                       ===========    ========   ==========   ========    ========    ==========   ===========




        The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEES STOCK OWNERSHIP AND THRIFT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1993




                                                                                      Intermediate
                                                       Small      Income               Government      Prime
                                         Common       Capital     Equity      Bond    Obligations   Obligations
                                       Stock Fund      Fund        Fund       Fund       Fund          Fund         Total
                                       -----------  ----------  ----------  --------   ---------    ----------   -----------
Employee contributions                 $   569,568  $  218,422  $  321,099  $136,449    $134,449    $  157,698   $ 1,537,685
                                       -----------  ----------  ----------  --------    --------    ----------   -----------
Investment income:
  Interest and dividends                   162,334      62,598     141,485    86,538      93,334        43,285       589,574
  Net appreciation (depreciation)
    in current value of investments       (976,682)    216,705      77,150   (23,123)    (28,003)         -         (733,953)
                                       -----------  ----------  ----------  --------    --------    ----------   -----------
                                          (814,348)    279,303     218,635    63,415      65,331        43,285      (144,379)
                                       -----------  ----------  ----------  --------    --------    ----------   -----------
          Total plan additions            (244,780)    497,725     539,734   199,864     199,780       200,983     1,393,306

Benefit payments                        (1,020,400)    (79,939)   (257,037)  (89,507)   (158,170)     (342,723)   (1,947,776)
Administrative expenses                    (19,266)       (985)     (1,490)   (1,009)       (985)       (3,801)      (27,536)
Fund transfers                            (886,675)    319,251     520,948    57,114     224,048      (234,686)         -
                                       -----------  ----------  ----------  --------    --------    ----------   -----------

          Net change in net assets
            available for plan
            benefits                    (2,171,121)    736,052     802,155   166,462     264,673      (380,227)     (582,006)


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year           10,611,347     789,643   1,280,853   619,088     731,970     1,715,650    15,748,551
                                       -----------  ----------  ----------  --------    --------    ----------   -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year                $ 8,440,226  $1,525,695  $2,083,008  $785,550    $996,643    $1,335,423   $15,166,545
                                       ===========  ==========  ==========  ========    ========    ==========   ===========


        The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEES STOCK OWNERSHIP AND THRIFT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1992




                                                                                 Intermediate
                                                   Small     Income               Government     Prime
                                      Common      Capital    Equity      Bond    Obligations  Obligations     Money
                                    Stock Fund     Fund       Fund       Fund      Fund          Fund      Market Fund     Total
                                    -----------  --------  ----------  --------   ---------   ----------   -----------  -----------
Employee contributions              $   627,520  $208,324  $  371,744  $168,510   $171,350    $  307,059   $     -      $ 1,854,507
                                    -----------  --------  ----------  --------   --------    ----------   -----------  -----------
Investment income:
  Interest and dividends                106,682    40,597      51,848    62,095     43,717        60,682         -          365,621
  Net appreciation (depreciation)
    in current value of investments     655,907   109,392      84,484   (13,473)     2,407         -             -          838,717
                                    -----------  --------  ----------  --------   --------    ----------   -----------  -----------
                                        762,589   149,989     136,332    48,622     46,124        60,682         -        1,204,338
                                    -----------  --------  ----------  --------   --------    ----------   -----------  -----------
          Total plan additions        1,390,109   358,313     508,076   217,132    217,474       367,741         -        3,058,845

Benefit payments                       (954,771)  (62,166)   (132,205) (109,969)   (42,700)     (361,440)        -       (1,663,251)
Administrative expenses                 (37,162)   (2,405)     (4,026)   (2,283)    (2,511)       (4,381)        -          (52,768)
Fund transfers                       (1,493,921)  495,901     909,008   514,208    559,707     1,713,730    (2,698,633)       -
                                    -----------  --------  ----------  --------   --------    ----------   -----------  -----------

          Net change in net assets
            available for plan
            benefits                 (1,095,745)  789,643   1,280,853   619,088    731,970     1,715,650    (2,698,633)   1,342,826


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, beginning of year        11,707,092     -           -         -          -             -         2,698,633   14,405,725
                                    -----------  --------  ----------  --------   --------    ----------   -----------  -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, end of year             $10,611,347  $789,643  $1,280,853  $619,088   $731,970    $1,715,650   $     -      $15,748,551
                                    ===========  ========  ==========  ========   ========    ==========   ===========  ===========


        The accompanying notes are an integral part of this statement.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                         NOTES TO FINANCIAL STATEMENTS



(1)  ACCOUNTING AND REPORTING POLICIES

       The financial statements of the Kaydon Corporation Employee Stock
         Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. Investments are stated at current value, which is the quoted market price, as reported by the trustee. Purchases and sales of investments are recorded on a trade-date basis.

       In accordance with the policy of stating investments at current market value, net realized and unrealized appreciation and depreciation is reflected in the statements of changes in net assets available for plan benefits.


(2)  DESCRIPTION OF THE PLAN

       The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

       Eligibility requirements - All employees of Kaydon Corporation and subsidiaries (the "Company" or "Employer"), excluding employees of its Electro-Tec Corp. and foreign - based subsidiaries, who are 21 years of age and have completed at least 500 hours of service during a six-month period are eligible on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following such six-month period.

       Contributions - Participants may authorize the Employer to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code. In addition, the Employer may contribute to the Plan for each plan year an amount approved by the Board of Directors. There were no discretionary employer contributions in 1993 or 1992.

       Investment of participant accounts - The participant may direct the investment of their account balances in six investment options. All but the Common Stock Fund are part of the Parkstone mutual funds. The Common Stock Fund invests in Kaydon Corporation Common Stock. The Small Capital Fund invests primarily in a diversified portfolio of common stocks and securities convertible into common stocks of small and medium sized companies. The Income Equity Fund invests primarily in stocks and securities convertible into common stock of all size

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



(2)  DESCRIPTION OF THE PLAN, continued

         companies. The Bond Fund invests in a portfolio of medium and high-grade debt securities with fixed maturity dates and interest rates. The Intermediate Government Obligations Fund invests primarily in U.S. Government securities with remaining maturities of twelve years or less. The Prime Obligations Fund invests primarily in short term obligations issued by the U.S. Government, high quality money market instruments and corporate promissory notes.

       Allocation of investment income/loss - Each participant's account is adjusted for investment income or loss. Such adjustment will occur on each valuation date, as defined in the Plan, and will be allocated to each participant's account in proportion to the ratio that the value of each participant's account bears to the total value of the accounts of all participants within the respective fund as of the previous valuation date.

       Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in the common stock fund. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable.

       Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1993 and 1992. The remaining expenses were paid for by the trustee out of the Plan assets.

       Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

       Plan termination - The Employer has the right under the provisions of the Plan to terminate the Plan, although it has not expressed an intent to do so. In the event of the termination of the Plan or in the event of a complete discontinuance of contributions to the Plan, each participant shall have a nonforfeitable interest in the entire amount credited to his separate account in the trust fund and, after providing for the payment of all debts and administrative expenses, the amounts standing to such participants' credit shall be distributed to such participants in accordance with the Plan and the Internal Revenue Code.

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



(3)  TRUST FUND

       A trust fund is maintained by First of America Bank Corporation (the
         "Trustee") for all purposes of the Plan, and the monies and other assets thereof are held, administered, invested and distributed in accordance with its terms, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)  TAX STATUS

       The Plan has received a favorable determination letter from the Internal
         Revenue Service (the "IRS"), dated April 9, 1990, indicating that the Plan, as stated, qualifies for tax-exempt status. The Plan sponsor has not yet amended the Plan to meet certain requirements of the Tax Reform Act of 1986. Prior to December 31, 1994, the Company intends to restate the Plan to meet the requirements of the 1986 Act and at that time, will file for a favorable determination letter incorporating amendments made subsequent to April 9, 1990.

       During 1991, the Company became aware of certain potential violations of the rules governing tax exempt plans. The Company has taken various actions during 1992 to correct these potential violations and believes that the Plan and Trust are in compliance with the applicable laws and regulations and therefore remain tax-exempt under the requirements of the Internal Revenue Code.

       The Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust is designed and operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, the trust earnings of the Plan are exempt from Federal income taxes.

                                                                      SCHEDULE I


                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                                EIN:  13-3186040

                               PLAN NUMBER:  002


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1993




                                                                            Current
  Identity of Issuer        Description of Investment           Cost         Value
  ------------------        -------------------------       -----------   -----------
*Kaydon Corporation      Common Stock, 405,598 shares       $ 4,766,160   $ 8,416,152

 Mutual Funds:

   First of America      Parkstone Small Capital Fund,
     Investment            64,615 units                       1,195,869     1,526,215
     Corporation

   First of America      Parkstone Income Equity Fund,
     Investment            141,171 units                      1,950,982     2,083,679
     Corporation

   First of America      Parkstone Bond Fund,
     Investment            79,062 units                         823,336       785,875
     Corporation

   First of America      Parkstone Intermediate
     Investment          Government Obligations Fund,
     Corporation           98,124 units                       1,016,816       996,941

   First of America      Parkstone Prime Obligations Fund,
     Investment            1,336,149 units                    1,336,149     1,336,149
     Corporation
                                                            -----------   -----------
                                                            $11,089,312   $15,145,011
                                                            ===========   ===========




                 * Represents a party-in-interest transaction.

                                                                     SCHEDULE II

                              KAYDON CORPORATION

                   EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                               EIN:  13-3186040

                               PLAN NUMBER:  002


                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1993


                                      Purchases                                Sales or Maturities
                              -------------------------     ---------------------------------------------------------
 Identity of Issuer and         Number of      Purchase       Number of                  Cost of
Description of Investment     Transactions      Price       Transactions     Proceeds     Asset       Net Gain (Loss)
- - - -------------------------     ------------   -----------    ------------   ----------  ----------     ---------------
*Kaydon Corporation-
    Common Stock                  81         $1,203,458         71         $2,248,230  $2,477,421      $(229,191)

First of America
  Investment Corporation -
    Parkstone Small Capital
      Fund                        80            723,836         43            236,508     252,439        (15,931)
    Parkstone Income Equity
      Fund                        85          1,159,640         51            441,406     418,769         22,637
    Parkstone Intermediate
      Government Obligations
       Fund                       77            565,271         50            283,993     291,565         (7,572)
    Parkstone Prime
      Obligations Fund            76            509,273         83            894,305     894,305           -


                  * Represents party-in-interest transaction.


                        NOTE:  This schedule was prepared in accordance with
                                 the regulations of the Employee Retirement
                                 Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                               The original cost for purchases and proceeds for
                                 sales equalled the current market value of such investments as of the transaction date.

                               The cost for assets sold equalled the original
                                 cost of the assets.